==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      ROCKEFELLER CENTER PROPERTIES, INC.
                               (Name of Issuer)

                                 COMMON STOCK,
                           PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                  773102 10 8
                                (CUSIP Number)

                                 Andrew Nathan
                        Tishman Speyer Properties, L.P.
                              520 Madison Avenue
                           New York, New York 10022
                                (212) 715-0375
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               October 11, 1995
                    (Date of Event which Requires Filing of
                                this Statement)


         If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box:   [ ].

         Check the following box if a fee is being paid with this
statement:       [X].
==============================================================================

                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    |Tishman Speyer Properties, L.P.                                     |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |   See Item 3                                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       _   |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                 |_|  |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |  New York                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     PN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Rockprop, L.L.C.                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |   See Item 3                                                       |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       _   |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                 |_|  |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |   Delaware                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     00                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | David Rockefeller                                                  |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | See Item 3                                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       _   |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                 |_|  |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | United States of America                                           |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |        0             Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |     IN                                                             |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Troutlet Investments Corporation                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | See Item 3                                                         |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                      |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     British Virgin Islands                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |        0             Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    CO                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | EXOR GROUP Societe Anonyme                                         |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | WC                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Luxembourg                                                     |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    CO                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Istituto Finanziario Industriale S.p.A.                            |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    CO                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Giovanni Agnelli & C. S.a.a.                                       |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    PN                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Giovanni Agnelli                                                   |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    IN                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Umberto Agnelli                                                    |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    IN                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Gianluigi Gabetti                                                  |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    IN                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



______________________________             ________________________________
|                            |             |                              |
|CUSIP No.  773102 10 8      |             | Page ______ of ______ Pages  |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |                                                                    |
|    | Cesare Romiti                                                      |
|    |  (no S.S. or I.R.S. Identification No.)                            |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    | AF                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEM 2(D) or 2(E)                                  |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |     Italy                                                          |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      0      Shares                            |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES (2)      |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |      0      Shares                            |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      0      Shares                            |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |      0      Shares                            |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |         0            Shares                                        |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    0  %                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |    IN                                                              |
|____|____________________________________________________________________|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



Item 1.  Security and Issuer.
         -------------------

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"). The principal executive offices of RCPI are located at 1270 Avenue of the Americas, New York, New York 10022.

Item 2.  Identity and Background.
         -----------------------

     This statement is being filed by the undersigned on behalf of Tishman Speyer Properties, L.P. ("Tishman Speyer"), Rockprop, L.L.C.
("Rockprop"), David Rockefeller (together with his designated affiliates, "Rockefeller"), Troutlet Investments Corporation (together with its designated affiliates, "Troutlet") and EXOR GROUP Societe Anonyme (together with its designated affiliates, "EXOR") (collectively, the "Reporting Persons").

     As described in Item 4, on October 1, 1995, Whitehall Street
Real Estate Limited Partnership V ("Whitehall"), Goldman, Sachs & Co. ("GSC") and Goldman Sachs Mortgage Company ("GSMC") (Whitehall, GSC and GSMC, collectively, the "Whitehall Investors"), together with Tishman Speyer and Rockefeller, submitted a proposal to the Board of Directors of RCPI pursuant to which an entity (the "Acquiror") to be formed and capitalized by Tishman Speyer, Rockefeller and the Whitehall Investors, would acquire RCPI pursuant to a merger in which holders of all outstanding shares of Common Stock would receive $7.75 per share in cash in exchange for their shares (the "Merger Proposal"). As described in Item 3, on October 11, 1995, Mr. Rockefeller informed the Whitehall Investors that, of the $220 million investment he and Tishman Speyer had previously committed to make in the Acquiror, $90 million will be contributed by EXOR and $90 million will be contributed by Troutlet. As described in Item 3, Tishman Speyer intends to designate Rockprop as its successor to all of its rights and obligations under the Merger Proposal. As a result, the Reporting Persons together with the Whitehall Investors may be deemed to constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange
Act").(1) Pursuant to Rule 13d-1(f)(2) under the Exchange Act, the Whitehall Investors are filing separately and, pursuant to Rule 13d-1(f)(1) under the Exchange Act, the Reporting Persons are filing jointly.

     The business address of Tishman Speyer is 520 Madison Avenue,
New York, New York 10022. The business office of Rockprop is 520 Madison Avenue, New York, NY 10022. The business address of Rockefeller is Room 5600, 30 Rockefeller Plaza, New York, New York 10112. The business address of Troutlet is Villa Bijou, 19, Avenue de la Costa, Monte Carlo, MC98000, Monaco. The business address of EXOR is 2 Boulevard Royal, Luxembourg.

     Tishman Speyer is engaged in the business of investing in debt and equity interests in, and in developing, managing and leasing real estate assets and businesses.

     Rockprop is a Delaware limited liability company that is the holding company for this investment by Tishman Speyer Crown Equities, TSE Limited Partnership and Rockprop Associates Limited Partnership.
---------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons together with the Whitehall Investors constitute a "person" or "group" for any purpose. Neither the present filing nor anything contained herein shall be construed as an admission that Tishman Speyer, Rockprop, Rockefeller, Troutlet and EXOR constitute a "person" or "group" for any purpose other than what they may be deemed to constitute under Section 13(d) of the Securities Exchange Act of 1934.

     Rockefeller is an individual who is a resident of the State of New York and who is the retired former chairman of The Chase Manhattan Bank.

     Troutlet is a British Virgin Islands corporation that is the holding company for this investment by Burtonwood Holdings, Ltd. and Stavros
S. Niarchos.

     EXOR is a corporation organized under the laws of Luxembourg.
The present principal business activity of EXOR is to invest and hold participations in selected industries through substantial direct or indirect equity participations in companies that have a leading position in their respective industries. EXOR is deemed to be controlled, for purposes of the Exchange Act, by Istituto Finanziario Industriale S.p.A., a corporation organized under the laws of Italy ("IFI"). The present principal business activity of IFI is as a holding company providing financial and organizational assistance to the companies in which it has a direct or indirect controlling interest. Such companies include EXOR and a wide variety of companies involved in diverse areas of business. The address of IFI's principal business and principal office is Corso Matteotti 26, 10121 Torino, Italy. IFI is deemed to be controlled, for purposes of the Exchange Act, by Giovanni Agnelli & C. S.a.a., an Italian limited partnership represented by shares ("GA"). The present principal business activity of GA is to ensure the cohesion and continuity of the management of its controlling interests in IFI. The address of GA's principal business and principal office is Via del Carmine 2, 10122 Torino, Italy. GA is deemed to be controlled, for purposes of the Exchange Act, by its General Partners, Messrs. Giovanni Agnelli, Umberto Agnelli, Gianluigi Gabetti and Cesare Romiti.

     Attached as Schedule A hereto and incorporated by reference herein is a list of (i) all executive officers and directors of each Reporting Person which is a corporation, (ii) all general partners of each Reporting Person which is a partnership, (iii) all persons controlling any of the foregoing and (iv) all executive officers and directors of any corporations ultimately in control of any of the foregoing. Such Schedule A also sets forth the address, principal occupation or employment and, with respect to natural persons, citizenship of each person listed thereon.

     During the past five years, none of the Reporting Persons (or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     This Item 2 is qualified in its entirety by reference to Schedule A which is attached hereto and incorporated into this item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     In connection with the Merger Proposal, the Whitehall Investors, Tishman Speyer and Rockefeller have agreed, effective October 2, 1995, to capitalize the Acquiror with equity of $440 million, of which the Whitehall Investors would contribute $220 million (approximately $38 million of which will be made by Whitehall in the form of all outstanding Warrants(2) and SAR's(3) held by Whitehall), Tishman Speyer would contribute $20 million and Rockefeller (together with any investors reasonably acceptable to the Whitehall Investors) would contribute $200 million. Of the $440 million, approximately $296.5 million would be used to pay the consideration in the merger under the Merger Proposal (assuming the current number of outstanding shares of Common Stock). The Whitehall Investors, Tishman Speyer and Rockefeller had further agreed that, if prior to October 6, 1995 Rockefeller had not arranged an investor group reasonably satisfactory to the Whitehall Investors to fund a portion of Rockefeller's investment commitment, then Rockefeller could terminate his participation in the Merger Proposal. On October 6, 1995, Rockefeller advised the Whitehall Investors that Rockefeller is fully committed to participate in the Merger Proposal and has waived any rights to terminate his participation therein. Copies of the letter agreements, dated October 1, 1995 and effective October 2, 1995, and dated October 6, 1995, among the Whitehall Investors, Tishman Speyer and Rockefeller relating to their participation in the Acquiror are attached hereto as Exhibits 2, 3 and 4 are incorporated herein by reference.
-------------
(2) "Warrants" means those certain 4,155,927 warrants (to acquire common stock of RCPI) acquired by Whitehall and issued by RCPI under the Warrant Agreement, dated as of December 18, 1994, as amended by a letter agreement, dated as of December 29, 1994, between RCPI and Chemical Bank, as warrant agent.

(3) "SAR's" means those certain 5,349,541 rights (with respect to the common stock of RCPI) acquired by Whitehall and issued by RCPI under the SAR Agreement, dated as of December 18, 1994, between RCPI and Chemical Bank, as agent, as amended by a letter agreement, dated as of December 29, 1994, between RCPI and Chemical Bank, as agent.

     On October 11, 1995, Mr. Rockefeller informed the Whitehall
Investors that, of the $220 million investment he and Tishman Speyer had previously committed to make in the Acquiror, $90 million will be contributed by EXOR and $90 million will be contributed by Troutlet. A copy of the letter agreement dated October 11, 1995 among the Whitehall Investors, Tishman Speyer, Rockefeller, EXOR and Troutlet relating to their participation in the Acquiror is attached hereto as Exhibit 5 and incorporated herein by reference.

     Tishman Speyer intends to designate Rockprop as its successor to all of its rights and obligations under the Merger Proposal (excluding its management rights) and under the letter agreements attached hereto as Exhibits 2, 3, 4 and 5, including its funding obligations (the "Designation").

     The funds to be used by Rockprop to meet its funding commitments in connection with the Merger Proposal are expected to come from capital contributions or loans from the members of Rockprop.

     The funds to be used by Rockefeller to meet his funding commitments in connection with the Merger Proposal are expected to come from Rockefeller's currently available personal funds.

     The funds to be used by Troutlet to meet its funding commitments in connection with the Merger Proposal are expected to come from capital contributions by its stockholder.

     The funds to be used by EXOR to meet its funding commitments in connection with the Merger Proposal are expected to come from currently available working capital of EXOR.

     To the knowledge of the Reporting Persons, the funds to be used by the Whitehall Investors to meet their funding commitments in connection with the Merger Proposal are expected to come from capital contributions from the partners in Whitehall.

Item 4.  Purpose of Transaction.
         ----------------------

     As of the date of this statement, none of the Reporting Persons has any plan or proposal which relates to or could result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D other than the following:

          1. On October 1, 1995, the Whitehall Investors, together with Tishman Speyer and Rockefeller, submitted the Merger Proposal to the Board of Directors of RCPI. If the Merger Proposal is accepted, GSMC will lend RCPI up to an additional $33 million under the Loan Agreement.(4) If the Merger Proposal is effected, all the current shareholders of RCPI would receive cash for their Common Stock, the current directors and officers of RCPI would be changed to persons nominated by Rockprop (assuming the Designation has been consummated), Rockefeller, Troutlet, EXOR and the Whitehall Investors, the Common Stock would be delisted from the New York Stock Exchange, Inc. and cease to be registered under the Exchange Act and certain changes would occur in the debt capitalization of RCPI. If the Merger Proposal is effected, it is intended that $430 million in new debt financing would be raised and that a portion of the proceeds thereof would be used to repay the indebtedness outstanding under the Loan Agreement and RCPI's Current Coupon Convertible Debentures(5) due 2000. Whitehall would agree to subordinate the 14% Debentures(6) to the new debt financings and it is further intended that the 14% Debentures would be repaid on December 31, 2000 in accordance with their terms, subject to financial considerations at that time.


---------
(4) "Loan Agreement" means that certain Loan Agreement dated as December 18, 1994 between RCPI and GSMC.

(5) "Current Coupon Convertible Debentures" means $4,445,000 face amount of Current Coupon Convertible Debentures due 2000 (CUSIP 773102 AB4), issued pursuant to the Indenture, dated as of September 15, 1985 made by RCPI to United States Trust Company (as successor in interest to Manufacturers Hanover Trust Company).

(6) "14% Debentures" means those certain $75 million principal amount of RCPI's debentures acquired by Whitehall and issued by RCPI under the Debenture Purchase Agreement, dated as of December 18, 1994, between RCPI and Whitehall.


          2. On October 6, 1995, the Whitehall Investors, together with Tishman Speyer and Rockefeller, informed RCPI that they had extended the expiration of their Merger Proposal to midnight on Monday, October 9, 1995.

          3. On October 9, 1995, the Whitehall Investors, together with Tishman Speyer and Rockefeller, submitted a letter regarding their proposal to the Board of Directors of RCPI. The letter extended the expiration of their Merger Proposal to the close of business on Monday, October 16, 1995. The letter is attached hereto as Exhibit 6 and is incorporated herein by reference.

     Each Reporting Person expects to evaluate on an ongoing basis
RCPI's financial condition and prospects and their interest in, and intentions with respect to, RCPI. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time acquire shares of Common Stock or securities convertible or exchangeable for Common Stock; may dispose of shares of Common Stock; and/or may enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. Any such transactions may be effected at any time and from time to time. To the knowledge of each Reporting Person, each of the persons listed on Schedule A hereto may make the same evaluation and reserve the same rights.

     This Item 4 is qualified in its entirety by reference to the letters which are filed as exhibits hereto.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a) & (b) None of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Persons listed on Schedule A hereto, beneficially owns any shares of Common Stock.

     To the knowledge of the Reporting Persons, the Warrants which Whitehall acquired became exercisable for one share of Common Stock on December 29, 1994. To the knowledge of the Reporting Persons, 651 shares of Common Stock held in discretionary client accounts are beneficially owned by GSC. The Reporting Persons disclaim any and all beneficial ownership of any interest in the Warrants and Common Stock held by Whitehall or GSC.

     (c) On October 2, 1995, (a) certain officers and managing directors of the general partner of Tishman Speyer sold 38,700 shares of Common Stock on the New York Stock Exchange ("NYSE") at a price of $8.00 per share and (b) Mr. Rockefeller and his wife sold 97,501 shares of Common Stock on the NYSE at a price of $8.00 per share. Except as described in the preceding sentence, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto, has been party to any transaction in the Common Stock during the sixty-day period ending on the date of this statement on Schedule 13D.

     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons. As stated in Item 5(a) and 5(b), none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule A hereto, beneficially owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

     As described in Item 3 and Item 4, the Whitehall Investors,
Rockprop (assuming the Designation has been consummated), Rockefeller, Troutlet and EXOR have agreed to participate in the Merger Proposal in the manner described in such Items and in the letter agreements attached hereto as Exhibits 2, 3, 4 and 5. Of the $440 million equity contributions to be made by the Whitehall Investors, Rockprop (assuming the Designation has been consummated), Rockefeller, Troutlet and EXOR in connection with the Merger Proposal, approximately $38 million will be made by Whitehall in the form of all outstanding Warrants and SAR's held by Whitehall (which will be canceled in the merger under the Merger Proposal). In addition, the Whitehall Investors, Rockprop (assuming the Designation has been consummated), Rockefeller, Troutlet and EXOR have agreed that, after consummation of the transactions contemplated by the Merger Proposal, the 14% Debentures will remain outstanding but will be subordinate to new financing of the surviving corporation in the merger under the Merger Agreement. The agreements dated October 1, 1995 and effective October 2, 1995, dated October 6, 1995 and October 11, 1995 among the Whitehall Investors, Tishman Speyer and Rockefeller (and Troutlet and EXOR with respect to the October 11, 1995 letter) are attached hereto as Exhibits 2, 3, 4 and 5 and are incorporated herein by reference.

     The Reporting Persons have entered into a Joint Reporting
Agreement (a copy of which is filed as Exhibit 7 hereto and incorporated by reference herein) regarding the filing of this Statement.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

   Exhibit
     No.                          Exhibit                       Page
   -------                        -------                       ----

1                Letter, dated October 1, 1995, from             --
                 Goldman, Sachs & Co., Goldman Sachs
                 Mortgage Company, Whitehall Street Real
                 Estate Limited Partnership V, Tishman
                 Speyer Properties, L.P. and David
                 Rockefeller, to the Board of Directors
                 of Rockefeller Center Properties, Inc.
                 (including Schedule A thereto).

2                Letter agreement, dated October 1, 1995,        --
                 by and among Whitehall Street Real
                 Estate Limited Partnership V, Goldman,
                 Sachs & Co., Goldman Sachs Mortgage
                 Company, Tishman Speyer Properties, L.P.
                 and David Rockefeller (including Annexes
                 1, 2 and 3 thereto).

3                Letter agreement, dated October 1, 1995,        --
                 by and among Whitehall Street Real
                 Estate Limited Partnership V, Goldman,
                 Sachs & Co., Goldman Sachs Mortgage
                 Company, Tishman Speyer Properties, L.P.
                 and David Rockefeller (including Exhibit
                 A and Attachment 1 thereto).

4                Letter agreement, dated October 6, 1995,        --
                 by and among Whitehall Street Real
                 Estate Limited Partnership V, Goldman,
                 Sachs & Co., Goldman Sachs Mortgage
                 Company, Tishman Speyer Properties, L.P.
                 and David Rockefeller.

5                Letter Agreement, dated October 11,             --
                 1995, by and among Whitehall Street Real
                 Estate Limited Partnership V, Goldman
                 Sachs & Co., Goldman Sachs Mortgage
                 Company, Tishman Speyer Properties,
                 L.P., David Rockefeller, EXOR GROUP S.A.
                 and Troutlet Investments Corporation.

6                Letter, dated October 9, 1995, from             --
                 Goldman, Sachs & Co., Goldman Sachs
                 Mortgage Company, Whitehall Street Real
                 Estate Limited Partnership V, Tishman
                 Speyer Properties, L.P. and David
                 Rockefeller, to the Board of Directors
                 of Rockefeller Center Properties, Inc.

7                Joint Reporting Agreement dated October         --
                 18, 1995 among the Reporting Persons.

8                Power of Attorney for EXOR GROUP Societe        --
                 Anonyme

9                Power of Attorney for Istituto                  --
                 Finanziario Industriale S.p.A.

10               Power of Attorney for Giovanni Agnelli &        --
                 C. S.a.a.

11               Power of Attorney for Giovanni Agnelli          --

12               Power of Attorney for Umberto Agnelli           --

13               Power of Attorney for Gianluigi Gabetti         --

14               Power of Attorney for Cesare Romiti             --

15               Power of Attorney for David Rockefeller         --

16               Power of Attorney for Troutlet                  --
                 Investments Corporation



                                SIGNATURES

     After reasonable inquiry and to our best knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 18, 1995


                           Tishman Speyer Properties, L.P.

                           By:  Tishman Speyer Properties, Inc.,
                                General Partner

                                        /s/ Jerry I. Speyer,
                                 By:  ______________________________
                                        Jerry I. Speyer, President


                           Rockprop, L.L.C.

                           By:   Tishman Speyer Crown Equities
                           Its:  Managing Member


                                 By:   Tishman Speyer Associates
                                         Limited Partnership,
                                         General Partner

                                             /s/ Jerry I. Speyer
                                       By:   _________________________
                                             Jerry I. Speyer/
                                             Robert V. Tishman,
                                             General Partner


                                 By:   TSE Limited Partnership,
                                         General Partner

                                             /s/ Charles H. Goodman
                                       By:   _________________________
                                             Charles H. Goodman,
                                             General Partner


                           David Rockefeller

                                       /s/ Peter W. Herman
                                 By:   ______________________________
                                       Peter W. Herman
                                       Attorney-in-Fact



                           Troutlet Investments Corporation

                                       /s/ Squire N. Bozorth
                                 By:   ______________________________
                                       Squire N. Bozorth
                                       Attorney-in-Fact



                           EXOR GROUP Societe Anonyme

                                       /s/ Ernest Rubenstein
                                 By:   ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Istituto Finanziario Industriale S.p.A.

                                       /s/ Ernest Rubenstein
                                 By:   ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact


                           Giovanni Agnelli & C. S.a.a.

                                       /s/ Ernest Rubenstein
                                 By:   ______________________________
                                       Ernest Rubenstein
                                       Attorney-in-Fact

                            /s/ Ernest Rubenstein
                           _____________________________
                           Giovanni Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact

                           /s/ Ernest Rubenstein
                           ______________________________
                           Umberto Agnelli, by Ernest
                           Rubenstein, Attorney-in-Fact

                           /s/ Ernest Rubenstein
                           ______________________________
                           Gianluigi Gabetti, by Ernest
                           Rubenstein, Attorney-in-Fact

                           /s/ Ernest Rubenstein
                           ______________________________
                           Cesare Romiti, by Ernest
                           Rubenstein, Attorney-in-Fact


                                  Schedule A

                        Tishman Speyer Properties, L.P.
                        Tishman Speyer Properties, Inc.
                                Jerry I. Speyer


               General Partners, Executive Officers, Directors,
                 Managing Directors and Controlling Persons


     Tishman Speyer Properties, L.P. ("TSP") is a New York limited partnership, whose sole general partner is Tishman Speyer Properties, Inc. ("TSPI"). The principal business of TSPI is to hold interests in TSP, and the address of the principal office of TSPI is 520 Madison Avenue, New York, NY 10022.

     TSPI is wholly owned by Jerry I. Speyer, a citizen of the United States of America whose principal occupation is, directly or through entities, the ownership, management, development and leasing of real estate. Jerry I. Speyer's business address is 520 Madison Avenue, New York, New York 10022.

========================================================================================================================
                                                                                                   Principal Occupation
Name and Business Address       Citizenship      Position Held With TSPI                               or Employment
-------------------------       -----------      -----------------------                           --------------------

Robert V. Tishman               U.S.A.           Director, Chairman, Co-chief Executive Officer       Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Jerry I. Speyer                 U.S.A.           Director, President, Co-chief Executive Officer      Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Gary W. Roth                    U.S.A.           Director, Managing                                   Real Estate
                                                 Director, Secretary &                                Development
                                                 Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------
Andrew J. Nathan                U.S.A.           Managing Director, Vice                              Real Estate
                                                 President, General                                   Development
                                                 Counsel
------------------------------------------------------------------------------------------------------------------------
David Augarten                  U.S.A.           Treasurer, Managing                                  Real Estate
                                                 Director                                             Development
------------------------------------------------------------------------------------------------------------------------
Thomas Shapiro                  U.S.A.           Assistant Vice President                             Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Charles A. Debenedittis         U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Michael Spies                   U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Ivan Faggen                     U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Steven R. Wechsler              U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Geoffrey P. Wharton             U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Horstmar Stauber                Germany          Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Melvyn H. Blum                  U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Katherine G. Farley             U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
------------------------------------------------------------------------------------------------------------------------
Charles Mahoney                 U.S.A.           Managing Director                                    Real Estate
                                                                                                      Development
========================================================================================================================





                               Rockprop, L.L.C.
                         Tishman Speyer Crown Equities
                            TSE Limited Partnership
                    Rockprop Associates Limited Partnership
                 Tishman Speyer Associates Limited Partnership
                              Charles H. Goodman
                                Jerry I. Speyer
                             Robert V. Tishman


     Members, General Partners, and Controlling Persons

     Rockprop, L.L.C. is a Delaware limited liability company, whose members are Tishman Speyer Crown Equities, a Delaware general partnership ("TSCE"), TSE Limited Partnership, an Illinois limited partnership ("TSELP") and Rockprop Associates Limited Partnership, a Delaware limited partnership ("Rockprop L.P.").

     The principal business of TSCE is the ownership of debt and equity interests in entities owning real estate and the address of the principal office of TSCE is 520 Madison Avenue, New York, NY 10022.

     The principal business of TSELP is the ownership of interests in TSCE and investment in entities owning, developing, managing and leasing real estate assets, and the address of the principal office of TSELP is 222 N. LaSalle, Suite 2000, Chicago, Illinois 60601.

     The principal business of Rockprop L.P. is the ownership of debt and equity interests in entities owning real estate and the address of the principal office of Rockprop L.P. is 520 Madison Avenue, New York, NY 10022.

     The sole general partners of TSCE are TSELP and Tishman Speyer Associates Limited Partnership ("TSA"), a New York limited partnership. The principal business of TSA is 520 Madison Avenue, New York, NY 10022, and the address of the principal office of TSA is 520 Madison Avenue, New York, NY 10022. The sole general partners of TSA are Jerry I. Speyer and Robert V. Tishman. The sole general partner of TSELP is Charles H. Goodman, whose principal business address is 222 N. LaSalle, Suite 2000, Chicago, Illinois 60601, whose primary occupation is Vice President of Henry Crown and Company and who is a citizen of the United States of America.

     The sole general partners of Rockprop L.P. are Jerry I. Speyer and Robert V. Tishman.


                       Troutlet Investments Corporation
                           Burtonwood Holdings, Ltd.
                            Mr. Stavros S. Niarchos


     Executive Officers, Directors and Controlling Persons

     Troutlet Investments Corporation is a wholly owned subsidiary of Burtonwood Holdings, Ltd., a British Virgin Islands private company, whose principal business is an investment company. The address of the principal office of Burtonwood Holdings, Ltd. is Villa Bijou, 19, Avenue de la Costa, Monte Carlo, MC98000, Monaco.

     Burtonwood Holdings, Ltd. is wholly owned by Stavros S.
Niarchos, a citizen of Greece, whose principal occupation is an investor. Stavros S. Niarchos' business address is Villa Bijou, 19, Avenue de la Costa, Monte Carlo, MC98000, Monaco.

     The business address of the persons indicated below is the address of Troutlet Investments Corporation and Burtonwood Holdings, Ltd.

===============================================================================================================
                                                                                          Principal Occupation
Name and Business Address            Citizenship         Position Held With Troutlet         or Employment
-------------------------            -----------         ---------------------------      --------------------

Donald M. Harrison                   United Kingdom      Director and President           Investment Company
                                                                                          Officer
---------------------------------------------------------------------------------------------------------------
Alois Jurt                           Switzerland         Director and Vice President      Investment Company
                                                                                          Officer
---------------------------------------------------------------------------------------------------------------
Christoff Klemm                      Switzerland         Director and Secretary           Investment Company
                                                                                          Officer
===============================================================================================================


===============================================================================================================
                                                         Position Held With               Principal Occupation
Name and Business Address            Citizenship              Burtonwood                     or Employment
-------------------------            -----------         -------------------              ---------------------

Donald M. Harrison                   United Kingdom      Director and President           Investment Company
                                                                                          Officer
---------------------------------------------------------------------------------------------------------------
Alois Jurt                           Switzerland         Director and Vice President      Investment Company
                                                                                          Officer
---------------------------------------------------------------------------------------------------------------
Christoff Klemm                      Switzerland         Director and Secretary           Investment Company
                                                                                          Officer
===============================================================================================================



                                EXOR Group S.A.

=================================================================================================================================
                                                                                Position Held
                                                                                 with GA, IFI              Present Principal
         Name                Citizenship          Business Address               and/or EXOR               Business Activity
         ----                -----------          ----------------             ----------------            -----------------
Giovanni Agnelli           Italy              Corso Marconi 10             General Partner and         Chairman of FIAT S.p.A.,
                                              10125 Torino, Italy          Chairman of GA,             an Italian corporation,
                                                                           Chairman of IFI,            which owns and controls
                                                                           Director and Chairman       companies throughout the
                                                                           of EXOR                     world which are engaged
                                                                                                       in a wide variety of
                                                                                                       businesses.  The core
                                                                                                       business of FIAT is the
                                                                                                       manufacturing of
                                                                                                       automobiles.
---------------------------------------------------------------------------------------------------------------------------------
Umberto Agnelli            Italy              Corso Matteotti 26           General Partner of GA,      Deputy Chairman and
                                              10121 Torino, Italy          Deputy Chairman and         Managing Director of IFI
                                                                           Managing Director of
                                                                           IFI
---------------------------------------------------------------------------------------------------------------------------------
Gianluigi Gabetti          Italy              15 Rue du General            General Partner of GA,      Vice Chairman of EXOR
                                              Dufor                        Vice Chairman of IFI,
                                              1204 Geneva,                 Director and Vice
                                              Switzerland                  Chairman of EXOR
---------------------------------------------------------------------------------------------------------------------------------
Cesare Romiti              Italy              Corso Marconi, 10            General Partner of GA       Managing Director of
                                              10125 Torino, Italy                                      FIAT S.p.A.
---------------------------------------------------------------------------------------------------------------------------------
Michel David-Weill         France             One Rockefeller Plaza,       Director of IFI,            Chairman of Lazard
                                              New York, New York           Director of EXOR            Partners and Senior
                                              10020                                                    Partner of Lazard Freres
                                                                                                       & Co., a privately held
                                                                                                       holding company with the
                                                                                                       following investment
                                                                                                       banking operations as
                                                                                                       its primary assets:
                                                                                                       Lazard Freres & Co.
                                                                                                       (NY), Lazard Freres Cie
                                                                                                       (Paris), Lazard Freres
                                                                                                       Brothers (London)
---------------------------------------------------------------------------------------------------------------------------------
Pio Teodorani-Fabbri       Italy              Corso Matteotti 26           Director of the Board       Director of the Board of
                                              10121 Torino, Italy          of IFI                      IFI
---------------------------------------------------------------------------------------------------------------------------------
Franzo Grande Stevens      Italy              Via del Carmine 2 10122      Secretary of the Board      Civil Lawyer
                                              Torino, Italy                of General Partners of
                                                                           GA, Director and
                                                                           Counsel to IFI
---------------------------------------------------------------------------------------------------------------------------------
Jacques Loesch             Luxembourg         8, Rue Zithe                 Director of EXOR            Senior Partner, Loesch &
                                              L-1011 Luxembourg                                        Wolter
                                                                                                       (counsel to EXOR)
---------------------------------------------------------------------------------------------------------------------------------
Henry C.M. Bodmer          Switzerland        30 Bahnhofstrasse            Director of EXOR            Chairman and Managing
                                              Zurich, Switzerland                                      Director of Abegg
                                                                                                       Holding A.G., a private
                                                                                                       family investment
                                                                                                       holding company, with
                                                                                                       investments in the areas
                                                                                                       of banking, real estate,
                                                                                                       wire, cable and plastic
                                                                                                       material
---------------------------------------------------------------------------------------------------------------------------------
Hans-Ulrich Doerig         Switzerland        c/o Credit Suisse            Director of EXOR            Vice Chairman of the
                                              CH-8021 Zurich,                                          Board of Credit Suisse,
                                              Switzerland                                              Zurich, a leading Swiss
                                                                                                       commercial bank
---------------------------------------------------------------------------------------------------------------------------------
Richard Allen Voell        United States      1230 Avenue of the           Director of EXOR            Private Investor
                                              Americas, New York, New
                                              York 10020
---------------------------------------------------------------------------------------------------------------------------------
Andre Ardoin               France             13 Avenue de L'Opera         Director of EXOR            Lawyer
                                              75001 Paris, France
---------------------------------------------------------------------------------------------------------------------------------
Tiberto Brandolini         Italy              19 Avenue Montaigne          Director of EXOR            President Directeur
                                              75008 Paris, France                                      General of EXOR S.A., an
                                                                                                       affiliate of EXOR
---------------------------------------------------------------------------------------------------------------------------------
Corinne                    France             19 Avenue Montaigne          Director of EXOR            Associee Gerante of
Mentzelopoulos                                75008 Paris, France                                      Chateau Margaux, an
                                                                                                       affiliate of EXOR
---------------------------------------------------------------------------------------------------------------------------------
Gaston Thorn               Luxembourg         2 Boulevard Royal            Director of EXOR            Chaiman of Banque
                                              Luxembourg                                               Internationale a
                                                                                                       Luxembourg
---------------------------------------------------------------------------------------------------------------------------------
Fayez Shalaby Sarofim      Egypt              2 Houston Center             Director of EXOR            President and Chairman
                                              Suite 2907,                                              of Fayez Sarofim & Co.,
                                              Houston,                                                 a privately owned
                                              Texas 77010                                              investment management
                                                                                                       firm
---------------------------------------------------------------------------------------------------------------------------------
Walter Tenz                Switzerland        Voltastrasse 61              Secretary of the            Director of SADCO
                                              CH-8044 Zurich,              Board of EXOR               S.A., an affiliate of
                                              Switzerland                                              EXOR
=================================================================================================================================